

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2008

Mr. Harry Barr
President and Chief Executive Officer
Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3

>   **RE: Pacific North West Capital Corp.**
>   **Form 20-F for the Fiscal Year Ended April 30, 2008**
>   **Filed July 30, 2008**
>   **Response Letter Dated September 25, 2008**
>   **File No. 0-29928**

Dear Mr. Barr:

   We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 25, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2008

General

1.   We received your response letter dated September 25, 2008 via courier. Please submit your response dated September 25, 2008 as well as all future correspondence in electronic format as required by Rule 101 of Regulation S-T.

Note 12. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

2.   We note your response to comment one of our letter dated September 4, 2008 which includes your proposed restated US GAAP reconciliation for the year ended April 30, 2008. Please clarify if there are material amounts of acquisition costs incurred in prior years that were expensed under US GAAP.

3.   In addition, please clarify whether or not your auditors will include an explanatory paragraph in their report that refers to the restatements and update the date of their report

4.   We note your response to comment two of our letter dated September 4, 2008 which references your proposed disclosure in Appendix II of your response. We note that you included two separate disclosures whereby in one instance you state the disclosure controls and procedures are effective at the reasonable assurance level and in another instance, you state that subject to certain limitations, the disclosure controls are effective. Please remove the duplicative disclosure and clearly state whether or not your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by the report. It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations.

5.   Please clarify if management has performed its assessment of internal control over financial reporting as of April 30, 2008 and if applicable, include a statement as to whether or not your internal control over financial reporting is effective.

6.   Please include a statement identifying the framework used by management to evaluate the effectiveness of you internal control over financial reporting. Refer to Item 15T of Form 20-F.

7.   We note that you have included two separate disclosures in Append II of your response regarding changes in internal controls. Please remove this duplicative disclosure and clearly state whether there were changes in your internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially effect, you internal control over financial reporting.

8.   It appears that you have fully addressed our prior comment three of our letter dated September 4, 2008. Accordingly, prior comment three is re-issued.

         Please consider whether management's failure to perform, complete or disclose its report on internal control over financial reporting impacts its previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation

115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please consider whether management's initial assessment of effectiveness is still appropriate for your amended filing.

If management continues to believe that your disclosure controls and procedures at April 30, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 20-F discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief